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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)

                   Under the Securities Exchange Act of 1934*


                                 Tuboscope Inc.
                                ----------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   898594-10-6
                                 --------------
                                 (CUSIP Number)


                                Daniel J. Churay
                            Baker Hughes Incorporated
                           3900 Essex Lane, Suite 1200
                              Houston, Texas 77027
                                 (713) 439-8600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 7, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 898594-10-6

-----------------------------------------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  I.R.S. Identification Nos. of Above Person

                  Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes")
                  76-0207995
-----------------------------------------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [ ]
-----------------------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
-----------------------------------------------------------------------------------------------------------------
         (4)      Source of Funds

                  Not applicable
-----------------------------------------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                 [ ]
-----------------------------------------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware
-----------------------------------------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power                           3,102,347
Shares Bene-               --------------------------------------------------------------------------------------
ficially          (8)      Shared Voting Power                                 0
Owned by                   --------------------------------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                      3,102,347
ing Person                 --------------------------------------------------------------------------------------
With              (10)     Shared Dispositive Power                            0
-----------------------------------------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,102,347
-----------------------------------------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
-----------------------------------------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                  6.9% (based on the number of shares of common stock, $.01 par value per share, of Tuboscope
                  Inc. outstanding as of February 11, 2000 as reported by Tuboscope Inc. in its Annual Report on
                  Form 10-K for the year ended December 31, 1999)
-----------------------------------------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    CO


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                  The Schedule 13D for the event dated October 29, 1991, as
amended and supplemented by the amendments thereto previously filed with the Securities and Exchange Commission (collectively, the "Schedule 13D"), of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Tuboscope Inc., a Delaware corporation ("Tuboscope"), is hereby amended and supplemented as set forth below. Defined terms used but not defined in this Amendment No. 7 shall have their respective meanings as set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

                   Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                   By letter dated March 8, 2000, Tuboscope waived the provisions of Section 8.11 of the Purchase Agreement for 30 days to permit Baker Hughes to sell within such period up to 500,000 shares of Common Stock, in addition to shares previously sold through March 7, 2000, without further agreement, approval or waiver by Tuboscope. Such letter is attached hereto as exhibit 7.1 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and supplemented by adding the following information thereto:

                  From March 1, 2000 to March 7, 2000, Baker Hughes sold in brokers' transactions effected on the New York Stock Exchange an aggregate of 1,333,700 shares of Common Stock as follows:


                                                            AGGREGATE             WEIGHTED AVERAGE PER
DATE                                                     NUMBER OF SHARES          SHARE SALES PRICE
----                                                     ----------------         --------------------
March 1, 2000.................................                 21,000                    $16.98

March 2, 2000.................................                 17,800                     17.60

March 3, 2000.................................                 32,700                     17.06

March 6, 2000.................................                212,200                     18.14

March 7, 2000.................................              1,050,000                     18.76


After such sales, Baker Hughes beneficially owned 3,102,347 shares of Common Stock, or 6.9% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of February 11, 2000 as reported by Tuboscope in its Annual Report on Form 10-K for the year ended December 31, 1999).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                   Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

      7.1         Letter dated March 8, 2000 from Tuboscope to Baker Hughes


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                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.


                                            BAKER HUGHES INCORPORATED


                                            By:  /s/ DOUGLAS C. DOTY
                                               ---------------------------------
                                                 Douglas C. Doty
                                                 Vice President and Treasurer


Date: March 8, 2000


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                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

   7.1                   Letter dated March 8, 2000 from Tuboscope to
                         Baker Hughes